EX 99.28(d)(2)(vii)

Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 27th day of December, 2007, and amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Investors Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. “Management.”
Section 17. “Notice.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.    The following shall be inserted as sub-paragraph m) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

m)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement. In addition, the Sub-Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or third-party litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser’s general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. The Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or third-party litigation arising from or pertaining to (i) the services provided and/or fees charged by the Adviser (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Sub-Adviser) and (ii) the Adviser’s or Fund’s general business operations that require the involvement or participation of the Sub-Adviser (including any third-party litigation arising from or pertaining to any Fund’s investment activity in which the Sub-Adviser is improperly named as a party).  A party’s aggregate liability to the other for all fees and costs under this section shall not exceed the aggregate fees paid by the Adviser to the Sub-Adviser during the prior 12 months. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

2.	The Sub-Adviser’s address in Section 17. “Notice.” shall be revised as follows:

PPM America, Inc.
225 West Wacker Drive, Suite 1200
Chicago, IL 60606
Attention: Mark Mandich
With copy to: legalnotices@ppmamerica.com

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Mark Mandich
Name:	Mark D. Nerud	Name:	Mark Mandich
Title:	President and CEO	Title:	Chief Executive Officer